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Exhibit 12

TIME WARNER TELECOM INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2004	2003	2002	2001	2000	2005	2004
Loss before income taxes and cumulative effect of change in accounting principle	$(132,401)	(85,350)	(365,435)	(129,423)	5,913	(35,094)	(38,606)
Interest expense (net of amounts capitalized)	122,391	103,642	107,279	115,080	41,230	39,797	35,822
Interest factor on rentals	11,454	9,868	9,901	9,448	5,067	2,848	2,103

Earnings available for fixed charges	$1,444	28,160	(248,255)	(4,895)	52,210	7,551	(681)

Interest charges	$125,101	104,897	109,962	122,222	45,358	40,639	36,285
Interest factor on rentals	11,454	9,868	9,901	9,448	5,067	2,848	2,103

Fixed charges	136,555	114,765	119,863	131,670	50,425	43,487	38,388

Ratio of earnings to fixed charges (coverage deficiency)(1)	$(135,111)	(86,605)	(368,118)	(136,565)	1.04x	(35,936)	(39,069)

(1)
For the years ended December 31, 2004, 2003, 2002, 2001 and the three months ended March 31, 2005 and 2004, the ratio of earnings to fixed charges was calculated as a ratio less than one. As a result, disclosed above is the calculation of the coverage deficiency.

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TIME WARNER TELECOM INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in Thousands)